UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42016

Neo-Concept International Group Holdings Ltd

(Registrant’s Name)

10/F, Seaview Centre

No.139-141 Hoi Bun Road

Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Departure of Directors or Certain Officers; Appointment of Certain Officers

Effective March 31, 2026, Mr. Mark Gary Singer (“Mr. Singer”) resigned as Director, Chairman and member of Nominating and Corporate Governance Committee, and member of the Audit Committee and the Compensation Committee of the Board of Neo-Concept International Group Holdings Ltd (the “Company”). The resignation of Mr. Singer was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

The Company has appointed Mr. Chun Kwok WONG (“Mr. Wong”) as a Chairman of the Nominating and Corporate Governance Committee the Board, effective from March 31, 2026.

Mr. Wong has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Wong had, or will have, a direct or indirect material interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neo-Concept International Group Holdings Ltd

Date: April 1, 2026	By:	/s/ Eva Yuk Yin Siu
	Name:	Eva Yuk Yin Siu
	Title:	Chief Executive Officer, Chairlady of the Board and Director

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